JOEL **WOLH**

joel@bizfluenceapp.com · https://bizfluenceapp.com/user/joel_wolh

Tech entrepreneur, podcast host, event mobilizer. Master of developing and executing marketing and advertising initiatives. Grow hacker specializing in growing user base and user engagement through using market research, product marketing, marketing communications, advertising and public relations.

EXPERIENCE

2003 – 2015

GENERAL MANAGER, YOSHIWARE CANADA

A decade of experience working in distribution through a Canadian company specializing in plastic supplies
President of sales for Green Frog Baby company – a company that manufactures and sells toddler and
baby products.
Cofounder Boutique Seller in 2016 – a premium Amazon advertising agency
Cofounder of PPC REV in 2019 – a pay per click automation software solution.

Jan 2016 - Present

FOUNDER, BOUTIQUE SELLER

Established Amazon Agency providing marketing services for growing ecommerce sellers

Jan 2019 -Present

CO-FOUNDER, PPC REV

Custom software for pay per click marketing on the Amazon platform

Aug 2020 - Present

CO-FOUNDER, BIZFLUENCE

Reinventing the social-business networking platform for today's professional

SKILLS

- Identifying KPIs for marketing campaigns
- Using data and reports to make evidence-based decisions
- Analyzing company's marketing strategy
- Event production and promotion
- Video and podcasting mediums

- Viral marketing
- Social media
- Pay per click advertising
- Public relations
- Public speaker
- Tech blogging